SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D. C.  20549

FORM 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

SAGE INTERACTIVE, INC.

(Exact name of registrant as specified in its charter)

Nevada	26-0578268
(State of Incorporation)	(I.R.S. Employer I.D. No.)

2340 South Columbine Street, Denver, CO 80210

(Address of principal executive offices, including zip code)

(303) 847-9000

(Registrant’s telephone number, including area code)

Copies to:

Gary A. Agron, Esq.

5445 DTC Parkway, Suite 520

Greenwood Village, CO 80111

(303) 770-7254

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

$.001 Par Value Common Stock

(Title of Class)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

                We were incorporated in Nevada on July 19, 2007 to provide web development services to our customers.

Our Business

                Our initial focus will be providing web development services in Denver, Colorado and thereafter throughout the Rocky Mountain area if business demand justifies such an expansion.  We intend to focus on assisting small and medium size businesses whose revenue does not exceed $10,000,000 annually in establishing or renewing their web presence on the Internet.

Web Development

                Web development is a broad term relating to the activities involved in creating web sites on the Internet.  We believe that business web sites have become a mandatory element in the marketing of businesses.

                Web development companies range in size from independent contractors to full-scale interactive advertising agencies.  We estimate that there are over 30,000 web development firms in the United States, but it is impossible to estimate the number of independent contractors operating in the web development space.

                During the early stages of the Internet, most web sites were built using the Hyper Text Markup Language (HTML).  While HTML is still the predominant language of most websites, there have been many enhancements to web programming languages over the past few years.  Sites are now being built using technologies such as Flash, PHP and Ruby on Rails which are capable of much more dynamic and complex applications than the original HTML programming language.

                In addition to the enhancements in web programming languages, there has been a recent movement in web development known as “Web 2.0.”  Web 2.0 refers to those web sites which allow users to share information and contribute to the web site’s content.  Many sites have added Web 2.0 features such as blogs, message boards and other interactive applications.

                Web development companies work with other companies to build web sites that harness the power of the most current technologies and trends.  Many companies do not have the need or the resources to hire full-time web development employees, so these projects are outsourced to web development companies.  Companies also hire web development companies to help build web-based applications, consult on web marketing ideas and optimize a site’s search ranking on popular sites such as Google and Yahoo.

Operating Strategy

                Our operating strategy is to provide high quality web development services to small and medium size business initially in the Denver, Colorado area.  We believe that many businesses in our area cannot afford to work with the larger web development companies and are forced to use independent contractors instead.  We intend to price our services between that of full-scale web development firms and independent contractors.

                We believe that our operating strategy will position us to obtain contracts from small and medium sized business in our area.  We believe our focus on businesses of this size will allow us to offer better pricing than other full-scale web development firms.  We also believe that our operating strategy will position us as a good alternative to independent contractors.  As a full-scale web development firm, we will be able to offer services that independent contractors cannot.  For instance, we will be able to offer credit terms to our customers while most independent contractors require to be paid as work is partially completed.

Independent Contractors

                We may ourselves rely on the services of independent agents and contractors in our web development services.  Although we are able to develop web sites using the current technology, we may receive more contracts than can be handled by our sole initial employee.  If we receive work that is in excess of our capabilities, we will hire independent contractors.  Independent contractors are compensated on an hourly basis and are responsible for using their own software and computer equipment.

Competition

                The web development industry is highly competitive and fragmented.  We compete primarily against other local and regional web development companies, advertising and marketing agencies and independent contractors.

                There are a number of other web development companies that have substantially greater financial resources, have more web development experience, and more technical knowledge.  Our local competition includes Spire Media, Inc., Xylem Interactive, Inc. and New Media.

                Some of our competitors may be prepared to accept smaller fees than we when bidding for contracts.  There can be no assurance that we will be able to compete successfully or that the competitive pressures faced by us, including those described above, will not reduce our revenue and the likelihood of any profitability.

                Competition is based primarily on pricing, technical capabilities, service and to a lesser extent, name recognition.  We have yet to establish name recognition.  We intend to stay competitive by offering better service and prices than our competitors while maintaining competitive technical capabilities.

Marketing and Advertising

                We intend to market our web development services initially in the Denver, Colorado area.  We are establishing a presence in the area by calling upon potential customers and hope to become a competitive, full-service web development firm.

                We currently have only one employee, our Chief Executive Officer, who develops and implements our advertising strategy, including identifying customers and developing business relationships with local businesses.  Additionally, he is responsible for soliciting advertising contracts.  We intend to increase our sales force as our sales and revenue increase.

                Our marketing strategy is to emphasize our commitment to high quality web development services for lower prices than other full service firms in the area.  We are seeking to establish, maintain and strengthen our presence with prospective customers.

                We intend to use the Internet to market our services to prospective customers.  We will purchase pay-per-click advertising placements on websites such as Yahoo and Google in such amounts as we can afford based upon our operating revenue.  In addition, we plan to advertise our services on local message boards such as Craigslist.

Employees

                We currently have one full time employee, our Chief Executive Officer.  We do not intend to hire additional employees until such time as our operations require.  We plan to interview independent contractors in order to increase our available work force, if necessary.

Reports to Security Holders

As a result of our filing of this Form 10-SB, we will become subject to reporting obligations under the Exchange Act.  These obligations include an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings.  The public may read and copy any material files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The public may obtain information of the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0030.  The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

RISK FACTORS

                Investing in our common stock is very risky and you should not invest unless you are prepared to lose your entire investment.

We are a development stage company and may never be profitable.

                We are a development stage company, and are not operating at a profit.  There is no assurance we will ever be profitable or that your investment will have any future value.  Although our management has past experience with web development, we are a new business and investment in our company is risky.  We have no meaningful operating history so it will be difficult for you to evaluate an investment in our stock.  For the period from our inception (July 19, 2007) through July 31, 2007, we had no revenue and reported a loss of $606.  We cannot assure you that we will ever be profitable and you should not invest unless you are prepared to lose your entire investment.

The competitive nature of our industry could impair our ability to obtain customers and reduce our revenue and likelihood of profitability.

                We operate in a very competitive business environment that could adversely affect our ability to obtain and maintain customers.  The web development industry is highly fragmented and competitive, with several local service providers as well as a large number of smaller independent contractors serving local and regional markets.  The majority of our competitors have greater financial and other resources than we do.  Many of our competitors also have a history of successful operations and an established reputation within the industry.  Contracts in the web development industry are generally gained through a competitive bidding process.  Some of our competitors may be prepared to accept smaller fees than we when negotiating contracts.  Our inability to be competitive in obtaining and maintaining customers would reduce our revenue and our likelihood of profitability.

We are dependent upon our sole executive officer remaining skilled in the most current software languages and if he fails to do so, we may not be able to obtain new customers or keep our existing customers.

                Web development languages are constantly changing, and we rely on our management to remain skilled in new languages.  If we are unable to develop web sites in the most current programming languages, it is possible that we will not be able to secure new customers or maintain current contracts.

Our reliance on developers who are independent contractors could reduce our operating control and we could also have trouble attracting and retaining independent contractors.

                We rely on the services of web developers who are independent contractors which may reduce our operating control compared to companies who do not rely on independent contractors.  We also face potential difficulties attracting these independent contractors during times when web development services are in high demand.  Moreover, contracts with independent contractors are terminable upon short or no notice by either party.  We cannot assure that we will be successful in obtaining the services of independent contractors, that any independent contractors who terminate their contracts with us can be replaced or that we will be able to retain additional contractors.

There is no trading market for any of our securities and a trading market will not develop in the near future.

                There is no trading market for any of our securities and a trading market will not develop in the future, unless we seek to list our securities for trading on the Electronic Bulletin Board or other quotation service or exchange.  At present we do not qualify for listing on any such quotation service or exchange.

Our stock may become subject to the penny stock rules in the future which would impose significant restrictions on broker-dealers and may affect the resale of our stock.

                A penny stock is generally a stock that:

•      is not listed on a national securities exchange or Nasdaq;

•      is listed in “pink sheets” or on the NASD OTC Bulletin Board;

•      has a price per share of less than $5.00; and

•      is issued by a company with net tangible assets less than $5 million.

                The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including:

•      determination of the purchaser’s investment suitability;

•      delivery of certain information and disclosures to the purchaser; and

•      receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

                Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules.  In the event our common stock becomes subject to the penny stock trading rules:

•                  such rules may materially limit or restrict the ability to resell our common stock; and

•                  the liquidity typically associated with other publicly traded equity securities may not exist.

Control by Two Shareholders

Our two shareholders own all of our outstanding common stock. As a result, these individuals will continue to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

No Cumulative Voting and Preemptive Rights and Control

There are no preemptive rights in connection with our common stock. Cumulative voting in the election of Directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of our Board of Directors.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATIONS

Plan of Operation

                We did not have any revenue for the period from inception (July 19, 2007) through July 31, 2007.  We believe that our current cash resources which included at July 31, 2007, cash of $25,000 and shareholders’ equity of $24,394, will satisfy our cash requirements for the next twelve months.

                In July 2007, we issued 900,000 shares for $25,000 in cash.  These funds are being used for legal, accounting, administrative and consulting and marketing costs.  We intend to use our limited cash to purchase necessary equipment, retain a small amount of working capital and begin marketing our services.  We will increase capital expenditures consistent with any growth in operations, infrastructure or personnel.

We may need to find additional funding in order to market our services.  In this event, we may seek additional financing in the form of loans or sales of our stock.  There is no assurance that we will be able to obtain any needed financing on favorable terms, or at all, or that we will find qualified purchasers for the sale of our stock.  Any sales of our securities would dilute the ownership of our existing investors.

ITEM 3.  DESCRIPTION OF PROPERTY

                Our principal address is 2340 S. Columbine Street, Denver, Colorado, 80210.  Our Chief Executive Officer provides this office space in his home at no cost to us and will continue this arrangement until such time as we generate sufficient revenue to rent other facilities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

                The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of the minimum and maximum shares offered hereby.

The table includes:

•      each person known to us to be the beneficial owner of more than five percent of the outstanding shares;

•      each of our directors; and

•      each named executive officer.

	Shares Beneficially Owned
Name and Address	Number	Percent
Jennifer Frenkel (1) 2340 S. Columbine Street Denver, CO 80210	450,000	50.0%

Gary A. Agron (1) 5445 DTC Parkway, Suite 520 Greenwood Village, CO 80111	450,000	50.0%

All directors and executive officers as a group (1 person)	450,000	50.0%

(1)                                  Jennifer Frenkel is the wife of Brian D. Frenkel who is our sole officer and director.  Gary A. Agron is Jennifer Frenkel’s stepfather.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name	Age	Position	Since
Brian D. Frenkel	30	Chief Executive Officer, Chief	July 2007
		Financial Officer and Director

                Mr.  Frenkel is a graduate of the University of Colorado’s Engineering School with a degree in Computer Science.  In 1999, he was a founder and the Chief Technical Officer of Internet Payment Network, Inc., a startup company providing Internet based credit card processing.  Since June 2000, Mr.  Frenkel has been the President of Metro Home Furniture, LLC, a Denver, a privately-held Colorado-based retailer of home furnishings.  He also acts as a Director of PocketFuzz, Inc., a privately-held online company providing content distribution services for the mobile industry.  Mr.  Frenkel is skilled in many programming languages including C++, Visual Basic, HTML, Java, JavaScript, Flash and PHP.

Directors hold office for one year and until their successors are duly elected and qualified.  Officers are appointed by the directors.

ITEM 6.  EXECUTIVE COMPENSATION

                None of our executive officers or directors received compensation in excess of $100,000 for the period from inception (July 19, 2007) through July 31, 2007, nor did any receive stock options, stock grants or any other form of non-cash remuneration.  Mr. Frenkel receives a salary of $1,000 per month, commencing on November 1, 2007.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                Mr. Frenkel, our sole officer and director, provides us office space at no charge to us.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

                We are authorized to issue up to 100,000,000 shares of common stock with a par value of $.001.  As of the date of this prospectus, there are 900,000 shares of common stock issued and outstanding.

                The holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor.  The outstanding common stock is validly issued, fully paid and non-assessable.

Dividend

                We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock with a par value of $.001.  The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as our board of directors may determine by resolution.  The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by our board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights.  As of the date of this prospectus, there are no shares of preferred stock issued and outstanding.

Transfer Agent

                We do not have a transfer agent.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND OTHER SHAREHOLDER MATTERS

                (a)           Market Information.

None of our securities is publicly traded.

                (b)           Holders.

As of July 31, 2007, a total of 900,000 shares of our common stock were outstanding, owned by two individuals.

                (c)           Dividends.

We have not paid any dividends since it is inception.  We currently intend to retain any earnings for use in our business, and therefore do not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any litigation and, to our knowledge, no action, suit or proceedings have been threatened against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                There have been no disagreements on accounting and financial disclosures nor any change in accountants since our inception on July 19, 2007.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

                Upon incorporation in July 2007, we issued 450,000 shares for $12,500 cash to Gary A. Agron and 450,000 shares for $12,500 cash to Jennifer Frenkel.  The securities were sold in a private transaction, without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.  The investors had a pre-existing relationship with the Registrant and had access to all material information pertaining to the Registrant and its financial condition.  No broker was involved and no commissions were paid in the transaction.  The stock certificates were issued with the appropriate restrictive legend prohibiting resale except under certain circumstances.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                Our charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its shareholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its shareholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.  The company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

                The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Sage Interactive, Inc.  However, nothing in our charter or bylaws of the company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, of the Registrant

3.2	Bylaws of the Registrant

4.1	Specimen Stock Certificate of the Registrant

23.1	Consent of Schumacher & Associates, Inc., independent registered public accountants

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, Sage Interactive, Inc. certifies that is has reasonable ground to believe that it meets all of the requirements of filing on Form 10-SB and authorizes this registration statement to be signed on its behalf in Denver, Colorado on October 30, 2007.

SAGE INTERACTIVE, INC.

By:	/s/ Brian D. Frenkel
Brian D. Frenkel,
Chief Executive Officer,
(Principal Accounting Officer)
and Sole Director

PART F/S

SAGE INTERACTIVE, INC.

(A Development Stage Company)

Financial Statements

and

Report of Independent Registered Public Accounting Firm

Period from inception, July 19, 2007,

through July 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Sage Interactive, Inc.

We have audited the accompanying balance sheet of Sage Interactive, Inc. (A Development Stage Company) as of July 31, 2007, and the related statements of operations, stockholders’ equity, and cash flows for the period from July 19, 2007 (inception) to July 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Interactive, Inc. (A Development Stage Company) as of July 31, 2007, and the results of its operations and its cash flows for the period from July 19, 2007 (inception) to July 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has not yet generated revenues from operations and has experienced losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to this matter is also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Schumacher & Associates, Inc.

Certified Public Accountants

2525 Fifteenth Street, Suite 3H

Denver, Colorado 80211

October 3, 2007

SAGE INTERACTIVE, INC.
(A Development Stage Company)
BALANCE SHEET
as of July 31, 2007

ASSETS
Current assets:
Cash and cash equivalents	$25,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$606

Total current liabilities	606

Stockholders' equity:
Preferred stock - $0.001 par value 5,000,000 shares authorized:
No shares issued or outstanding	0
Common stock - $0.001 par value, 100,000,000 shares authorized:
900,000 shares issued and outstanding	900
Additional paid-in capital	24,100
Deficit accumulated during development stage	(606)
Total stockholders' equity	24,394

Total liabilities and stockholders' equity	$25,000

SAGE INTERACTIVE, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
for the period from inception (July 19, 2007) to July 31, 2007

Revenues	$0

Expenses:
General and administrative:
Taxes, licenses and permits	606
Total expenses	606

Net (loss)	$(606)

Net (loss) per common share:
Basic and Diluted	$(0.01)

Weighted average shares outstanding:
Basic and Diluted	75,000

SAGE INTERACTIVE, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
for the period from inception (July 19, 2007) to July 31, 2007

Cash flows from operating activities:
Net (loss)	$(606)
Adjustments to reconcile net (loss) to net cash used by operating activities:
Increase in accounts payable and accrued expenses	606
Total adjustments	606

Net cash (used in) operating activities	0

Cash flows from investing activities:
Net cash (used in) investing activities	0

Cash flows from financing activities:
Cash proceeds from sale of stock	25,000
Net cash provided by financing activities	25,000

Net increase (decrease) in cash and equivalents	25,000

Cash and equivalents at inception	0

Cash and equivalents at end of period	$25,000

Supplemental Cash Flow Information
Interest paid	$0
Income taxes paid	$0

SAGE INTERACTIVE, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from inception (July 19, 2007) to July 31, 2007

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balance at Inception, July 19, 2007	0	$0	0	$0	$0	$0	$0

Shares issued for cash at $.028, July 30, 2007	0	0	900,000	900	24,100	0	25,000

Net (loss)	0	0	0	0	0	(606)	(606)
Balance, July 31, 2007	0	$0	900,000	$900	$24,100	$(606)	$24,394

SAGE INTERACTIVE, INC.

(A Development Stage Company)

Notes to Financial Statements

July 31, 2007

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements. The financial statements are stated in United States of America dollars.

Organization

Sage Interactive, Inc. (the Company) was organized under the laws of the State of Nevada on July 19, 2007. The Company has been in the development stage since its formation and has not yet realized any revenues from its planned operations. It plans to provide web development services in and around Denver, Colorado. The Company has chosen July 31 as its fiscal year-end.

Development Stage Company

The Company is in the development stage and has not realized revenues from its planned operations. The Company plans to provide web development services in and around Denver, Colorado.

Based upon the Company’s business plan, it is a development stage enterprise. Accordingly, the Company’s financial statements are presented in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the deficit accumulated during the development stage, and the cumulative statements of operations and cash flows from inception to the current balance sheet date are disclosed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On a periodic basis, management reviews those estimates, including the valuation of assets and their estimated economic benefit, the allowances for potential liabilities and contingent losses, the fair value of common stock and derivatives, and the projection of future cash flows used to assess the recoverability of long-lived assets.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers cash in banks, deposits in transit, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The July 31, 2007, the Company did not have a concentration of credit risk since it had no temporary cash investments in bank accounts in excess of the FDIC insured amounts.

Net (Loss) Per Common Share

The Company follows SFAS 128, “Earnings Per Share”. Basic earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses.

Revenue Recognition

The Company recently commenced operations, is in its development stage, and has not yet generated any revenues from operations.

Fair Value Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2007. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued expenses. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand.

Segment Information

The Company follows Statement of Financial Accounting Standards (SFAS) 131, “Disclosure about Segments of an Enterprise and Related Information”. Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements if it expands operations.

Recent Pronouncements

The FASB has issued FSP EITF 00-19-2. This FSP states that the contingent obligation to make future payments or other transfers of consideration under a registration payment arrangement, issued as a separate agreement or included as a part of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS 5. Also, a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. Management is currently determining the effect of this statement on financial reporting.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. Management is currently determining the effect of this statement on financial reporting

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely that not of being sustained upon examination based on the technical merits of the position. This interpretation also includes guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective January 1, 2007 with the cumulative effect reported as an adjustment to the opening balance of retained earnings for the fiscal year. Management is currently determining the effect of this interpretation on financial reporting.

There were various other accounting standards and interpretations issued during 2007 and 2006, none of which are expected to a have a material impact on the Company’s financial position, operations or cash flows.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.

The Company is in its development stage and has not yet generated revenues from operations. It has experienced losses from operations as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the period from inception to July 31, 2007, the Company incurred a net loss of $606. At July 31, 2007, the Company had an accumulated deficit of $606. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Management does not believe that the Company’s current capital resources will be sufficient to fund its operating activity and other capital resource demands during its next fiscal year. Management plans to obtain capital through the sale of equity or issuance of debt, joint venture or sale of its assets, and ultimately attaining profitable operations. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 3. STOCKHOLDERS’ EQUITY

Preferred Stock    The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.001. These shares may be issued in series with such rights and preferences as may be determined by the Board of Directors. Since inception, the Company has not issued any preferred shares.

Common Stock     The Company has authorized 100,000,000 shares of $0.001 par value common stock.

On July 30, 2007, the Company issued 900,000 shares of common stock to its founders for cash of $25,000.

NOTE 4. INCOME TAXES

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards 109 “Accounting for Income Taxes” (SFAS 109). The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL Carryforward	NOL Expires	Estimated Tax Benefit from NOL	Valuation Allowance	Change in Valuation Allowance	Net Tax Benefit
July 31, 2007	606	2027	112	(112)	(112)	—

Income taxes at the statutory rate are reconciled to the Company’s actual income taxes as follows:

Income tax benefit at statutory rate resulting from net operating loss carryforward	(15.0)%
State tax (benefit) net of Federal benefit	(3.5)%
Deferred income tax valuation allowance	18.5%
Actual tax rate	0%

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset.

NOTE 5. RELATED PARTY TRANSACTIONS

Office space is provided to us at no cost by our Chief Executive Officer. No provision for these costs has been included in these financial statements as the amounts are not material.

One of the Company’s major shareholders is also the Company’s legal counsel. As of July 31, 2007, no legal fees had been incurred.